January 6, 2009

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated January 6, 2009, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on August 31, 2008.
Maxim Aggressive Profile I Portfolio
Maxim Conservative Profile I Portfolio
Maxim Moderate Profile I Portfolio
Maxim Moderately Aggressive Profile I Portfolio
Maxim Moderately Conservative Profile I Portfolio
Maxim Aggressive Profile II Portfolio
Maxim Conservative Profile II Portfolio
Maxim Moderate Profile II Portfolio
Maxim Moderately Aggressive Profile II Portfolio
Maxim Moderately Conservative Profile II Portfolio

Very truly yours,

G. Michael Murphy
Partner




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the Aggressive Profile I, Conservative Profile I, Moderate
Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive Profile
II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund, Inc. (each a
"Portfolio," collectively the "Portfolios") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2008.
Management is responsible for each of the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2008, and with respect to agreement of security purchases and sales, for the period from April 30, 2008 (the date of our last examination) through August 31, 2008:
1.	Confirmation of investments in mutual funds by the
transfer agent;
2.	Reconciliation of all such securities to the books and
records of each Portfolio and the Bank of New York (the
"Custodian");
3.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with
Custodian records; and
4. 	Agreement of ten security purchases and ten security sales
or maturities from the books and records of each of the Portfolio's to the transfer agent (fund house statements).
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that the Maxim Series
Fund, Inc. complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2008 with respect to securities reflected in the investment accounts of each of the Portfolio's is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



January 6, 2009




MAXIM SERIES FUND, INC.
MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive Profile II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2008 and from April 30, 2008 (the date of our last examination) through August 31, 2008.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2008, and from April 30, 2008 (the date of our last examination) through August 31, 2008, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:

______________________________
Mitchell Graye
President

______________________________
Mary Maiers
Treasurer

January  6, 2009